Exhibit 2.1

AMENDMENT NO. 1

TO

PURCHASE AND ASSUMPTION AGREEMENT

THIS AMENDMENT NO. 1 TO PURCHASE AND ASSUMPTION AGREEMENT (this “Amendment”) is entered into as of May 27, 2009, by and among First Financial Bank, N.A., Hamilton, Ohio (“Buyer”), Peoples Community Bank, West Chester, Ohio (“Seller”), and Peoples Community Bancorp, Inc., a Maryland corporation (“Seller Parent”).

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in that certain Purchase and Assumption Agreement, dated May 15, 2009, by and among Buyer, Seller and Seller Parent (the “Agreement”).

RECITALS

WHEREAS, Section 24 of the Agreement provides for the amendment of the Agreement in accordance with the terms set forth therein;

WHEREAS, Buyer, Seller and Seller Parent desire to amend the Agreement as set forth below; and

WHEREAS, the respective boards of directors of each of Buyer, Seller and Seller Parent have (i) approved and declared advisable the Agreement as amended by this Amendment, and the transactions contemplated by the Agreement as amended by this Amendment, and (ii) determined that the transactions contemplated by the Agreement as amended by this Amendment are fair to, and in the best interest of, their respective entities and stockholders.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, Buyer, Seller and Seller Parent each do hereby agree as follows:

1.  Termination of Agreement.  Section 25(j) of the Agreement is hereby amended and restated in its entirety to read as follows:

“By Seller, if the aggregate amount of the Loans as of the Closing Date does not equal or exceed $250 million.”

2.  Specific Performance. Section 34 of the Agreement is hereby supplemented by the addition of the following sentence at the end of said Section:

“Any requirements for the securing or posting of any bond with respect to any such remedy is hereby waived.”

3.  Confidentiality.  Section 38 of the Agreement is hereby amended and restated in its entirety to read as follows:

“All information disclosed or furnished by one party to another, whether orally or in writing, in connection with this Agreement and Buyer’s due diligence examination of Seller shall be deemed to be proprietary and confidential information of the disclosing party.  The receiving party agrees not to disclose such information to any third party other than its representatives or employees or, upon the advice of its counsel, as may be required by Legal Requirement or as necessary to obtain the Regulatory Approvals or to comply with the federal securities laws, or as otherwise contemplated in this Agreement or the exhibits, annexes and schedules hereto.  In connection with any such disclosure, the disclosing party shall give the other party as much prior notice to the other party as reasonably practicable. Regardless of whether Closing occurs hereunder, each party agrees that it shall not use or disclose, and shall cause its Affiliates not to use or disclose the proprietary or confidential information of the other party for any purpose, including the solicitation of customers or business of the other party, for a period of two (2) years.”

4.  Termination Fee. Section 39 of the Agreement is hereby amended and restated in its entirety to read as follows:

“(a)         Seller shall pay $2,000,000 (the “Termination Fee”) to Buyer in the event that (i) Buyer terminates this Agreement pursuant to Section 25(f), or (ii) Buyer terminates this Agreement pursuant to Section 25(c) and Seller or Seller Parent subsequently enters into an agreement providing for, or consummates, an Alternative Transaction. Upon any of the events above, the payment of the amounts in this Section 39 shall be as promptly as reasonably practicable (in any event, within two (2) Business Days following such termination), by wire transfer in immediately available funds to an account specified by Buyer in writing to Seller.

(b)           Seller shall pay actual and documented fees and expenses of Buyer relating to the execution and performance of this Agreement (including reasonable attorneys’ fees) if Buyer terminates this Agreement pursuant to Section 25(b); provided, however, that if  Seller or Seller Parent subsequently enters into an agreement providing for, or consummates, an Alternative Transaction, then Seller shall also pay the Termination Fee to Buyer with the amount of such expenses previously paid by Seller to Buyer under this Section 39(b) applied as a credit toward the payment by Seller of the amount of the Termination Fee.

(c)           Seller shall pay actual and documented fees and expenses of Buyer relating to the execution and performance of this Agreement (including reasonable attorneys’ fees) if Buyer terminates this Agreement (i) pursuant to Sections 25(g), or (ii) pursuant to Section 25(h) and Seller or Seller Parent subsequently enters into an agreement providing for, or consummates, an Alternative Transaction.

(d)           Seller acknowledges that the agreements contained in this Section 39 are an integral part of the transactions contemplated by this Agreement, that, without these agreements, Buyer would not enter into this Agreement and the amounts payable pursuant to Sections 39(a), 39(b) and 39(c) are not liquidated damages. Buyer may only recover against Seller or Seller Parent under one of Sections 39(a), 39(b) or 39(c), even when more than one provision may be applicable, and the decision to recover against Seller and/or Seller Parent under Section 39 and the subsequent decision regarding under which of Sections 39(a), 39(b) or 39(c) to recover shall be in Buyer’s sole and absolute discretion. Upon the occurrence of any of the events set forth in Sections 39(a), 39(b) or 39(c), Buyer shall be entitled to receive payment of the amounts pursuant to those sections, as well as, for any damages actually incurred by Buyer in excess of payments received by Buyer pursuant to Sections 39(a), 39(b) or 39(c), as the case may be, in the event Buyer, in its sole and absolute discretion, elects to recover against Seller and/or Seller Parent under Section 39. If Buyer seeks its remedies as set forth in this Section 39 of the Agreement, and Seller and/or Seller Parent pays the amounts owing to Buyer under this Section 39, then Buyer will not have any right, equitable or otherwise, to require or otherwise compel Seller or Seller Parent to consummate the transactions contemplated by this Agreement. For the avoidance of doubt, the amount of damages that Buyer may recover from Seller and/or Seller Parent pursuant to this Section 39 shall not be governed or limited by Section 20 of this Agreement, which Section 20 only applies to claims for indemnification made by Buyer, Seller or Seller Parent, if any, made by Buyer, Seller or Seller Parent following the Closing provided the Closing occurs.

(e)           If Seller fails to promptly pay any amount when due in accordance with the applicable requirements of Sections 39(a), 39(b) and 39(c), and, in order to obtain such payments Buyer commences a suit that results in a judgment against Seller or Seller Parent for such amount, Seller shall pay to Buyer its costs and expenses (including reasonable attorney’s fees) in connection with such suit.”

5.  Exclusive Dealing. Section 40 of the Agreement is hereby amended and restated in its entirety to read as follows:

“(a)         During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement, neither Seller, Seller Parent nor any of their Affiliates or representatives shall take any action to, directly or indirectly, encourage, initiate, or otherwise engage in discussions or negotiations with, or provide any non-public information to, any Person other than Buyer and its Affiliates and representatives concerning an Alternative Transaction.  Seller and Seller Parent will promptly (but in no event later than twenty-four (24) hours) communicate to Buyer the terms of any proposal or inquiry that they or any of their Affiliates or representatives may receive in writing in respect of any Alternative Transaction, or of any such negotiations or discussions being sought to be initiated with Seller, Seller Parent or any of their Affiliates or representatives and the identity of such third party initiating any such proposal, inquiry, discussion or negotiation. The obligations of Seller and Seller Parent in this Section 40(a) shall not apply to any merger, acquisition, stock purchase or asset purchase or similar transaction that does not include the Assets or Liabilities, and Seller and Seller Parent shall not have any restriction in pursuing such transaction(s) at any time.

(b)           Seller and Seller Parent shall ensure their respective representatives are aware of the restrictions described in this Section 40 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 40 by any representative of Seller or Seller Parent shall be deemed to be a breach of this Section 40 by Seller or Seller Parent, as the case may be.”

6.  ANNEX I - Definitions. The definition of “Deposit Premium” is hereby amended and restated in its entirety to read as follows:

“Deposit Premium” shall mean the product of 5.0% times the total outstanding balance of the Premium-Based Deposits as of the Closing Date.

7.   References to the Agreement.  Subject to Paragraph 9 of this Amendment, after giving effect to this Amendment, each reference in the Agreement to “Agreement”, “hereof”, “hereunder” or words of like import referring to the Agreement shall refer to the Agreement as amended by this Amendment and all references in the Seller Disclosure Schedules to “the Agreement” shall refer to the Agreement as amended by this Amendment.

8. Date References.  All references in the Agreement and the Seller Disclosure Schedules to “the date hereof”, “the date of this Agreement” or words of like import shall remain as references to May 15, 2009.

9. General Provisions. The provisions of Sections 22-24 and 26-37 of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

10.  No Further Amendment.  Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all the terms, conditions, representations, warranties, covenants and provisions thereof shall remain in full force and effect in accordance with their respective terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the schedules, agreements or other documents referred to therein, including but not limited to, the Seller Disclosure Schedules, or any of the documents referred to therein or otherwise affect or operate as a waiver or relinquishment of any of the rights of any party under any of them. Except as expressly amended hereby, this Amendment does not constitute a waiver, amendment or modification of any condition or other provision of the Agreement.  Nothing herein shall affect, modify or limit any waiver or consent granted by any party pursuant to the Agreement. Any such waiver or consent, if any, granted prior to the date hereof remains in full force and effect.

11.  Representations and Warranties of Buyer. Buyer represents and warrants that (i) it has the power and authority to execute and deliver this Amendment; (ii) the execution, delivery and performance by Buyer of this Amendment have been duly and validly authorized by all necessary action on the part of Buyer, and no other proceedings other than those previously taken or conducted on the part of Buyer are necessary to approve and authorize this Amendment; and (iii) the Board of Directors of Buyer has (A) determined that it is in the best interests of Buyer to enter into this Amendment, and (B) approved the execution, delivery and performance of this Amendment and the consummation of the transactions contemplated hereby.

12.  Representations and Warranties of Seller and Seller Parent. Seller and Seller Parent each represent and warrant that (i) it has the power and authority to execute and deliver this Amendment; (ii) the execution, delivery and performance by it of this Amendment have been duly and validly authorized by all necessary action on the part of each of Seller and Seller Parent, and no other proceedings other than those previously taken or conducted on the part of Seller and Seller Parent, as applicable, are necessary to approve and authorize this Amendment, and (iii) the Board of Directors of Seller and Seller Parent has (A) determined that it is in the best interests of Seller and Seller Parent, as applicable, to enter into this Amendment, and (B) approved the execution, delivery and performance of this Amendment and the consummation of the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, Buyer, Seller and Seller Parent have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

FIRST FINANCIAL BANK, N.A.

By:	/s/ Claude E. Davis
Name:	Claude E. Davis
Title:	President and Chief Executive Officer

PEOPLES COMMUNITY BANK

By:	/s/ Jerry D. Williams
Name:	Jerry D. Williams
Title:	President and Chief Executive Officer

PEOPLES COMMUNITY BANCORP, INC.

By:	/s/ Jerry D. Williams
Name:	Jerry D. Williams
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AMENDMENT NO. 1 TO PURCHASE AND ASSUMPTION AGREEMENT